SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

For the month of February, 2001

                              ABN AMRO Holding N.V.

                               ABN AMRO BANK N.V.
                 (Translation of registrant's name into English)

            Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands
                    (Address of principal executive offices)

          [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                     Form 20-F      X      Form 40-F
                                 -------             -------

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                           Yes         No    X
                               -------    -------

                Schedule of Information Contained in this Report:
                ------------------------------------------------

                 Tax Matters Opinion of Schulte Roth & Zabel LLP

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-49198.




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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      ABN AMRO Holding N.V.


Date:  February 27, 2001              By: /s/ Mark A. Egert
                                         ---------------------------------------
                                         Name:   Mark A. Egert
                                         Title:  Attorney-in-Fact


                                      By: /s/ Robert J. Mulligan, Jr.
                                         ---------------------------------------
                                         Name:   Robert J. Mulligan, Jr.
                                         Title:  Attorney-in-Fact


















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       (212) 756-2000                                            wwwmail@srz.com




                                                     February 26, 2001
ABN AMRO Bank N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

Ladies and Gentlemen:


                  We have acted as special counsel to ABN AMRO Bank N.V., a limited liability company incorporated under the laws of the Netherlands (the "Company"), in connection with the preparation and filing of registration statement number 333-49198 on Form F-3, a supplemental prospectus thereto dated November 27, 2000 (the "Supplemental Prospectus"), and a Pricing Supplement thereto dated February 26, 2001 (the "Pricing Supplement"). This opinion is being furnished in accordance with the requirements of Item 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended.

                  We have reviewed the discussion contained under the heading "United States Tax Considerations" in the Pricing Supplement. In our opinion, such discussion sets forth the material U.S. federal income tax considerations applicable generally to U.S. holders of the securities offered pursuant to the Pricing Supplement (the "Securities") as a result of the ownership and disposition of the Securities.


                                       Very truly yours,

                                       /s/ Schulte Roth & Zabel LLP

                                       Schulte Roth & Zabel LLP